James F. Fulton, Jr. (650) 843-5103 fultonjf@cooley.com

February 3, 2010

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jason Niethamer

Re:	Veraz Networks, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File No. 001-33391

Dear Mr. Niethamer:

On behalf of our client, Veraz Networks, Inc. (“Veraz Networks” or the “Company”), we are providing this letter in response to your letter dated December 31, 2009 (the “Letter”) setting forth the Staff’s comments regarding the Company’s Form 10-K. This letter supplements the Company’s letter dated December 7, 2009.

The text of the Staff’s comments has been included in this letter for your convenience. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Company’s 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of Years Ended December 31, 2008 and 2007, page 27

1.

In your response to prior comment 1 you indicate that the dispute with ECI was not a known trend or uncertainty requiring additional discussion in MD&A. However, it is not clear how you considered whether the termination of Russian Agreements warranted further discussion in your overview section or results of operations. In this regard, tell us the amount of revenues generated from these agreements for each period presented. To the extent that the termination of such agreements contributed to a decline in your

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DCME revenues, then explain further why you have not disclosed this information in your results of operations and why you have limited the discussion regarding the decrease in such revenues to the decline in the size of the overall DCME market and customer migration to IP products. Also, please clarify whether the contract with ECI for the manufacture and supply of the DCME product still exists.

Revenues from sales in the Russian region (which includes the republics in the former Soviet Union) (“Russian Territory”) were approximately as follows: $28.7 million ($19.1m DCME, $9.6m IP) for 2006, $21.5 million ($6.2m DCME, $15.3m IP) for 2007 and $13.2 million ($1m DCME, $12.2m IP) for 2008.

As noted in the Prior Letter in response to Comment 1, Veraz Networks did not decide to terminate the Russian Agreements until early 2009 and provided notice of termination to ECI Telecom Ltd. (“ECI”) in late January 2009. While a notice of termination was provided to ECI in January 2009, both parties still continued to engage in efforts to revise the Russia Agreements to find a satisfactory working relationship. Despite the efforts by both parties that continued throughout the first quarter of 2009, a mutually satisfactory revision of the Russia Agreements was not achieved. Accordingly, the parties eventually agreed to terminate the Russia Agreements.

The Company does not believe that the termination of the Russian Agreements had any material impact on the revenues in the Russian Territory during the period presented because no such termination was noticed or effective until substantially after the periods presented in 10-K. Further, the Company believes that termination of the Russia agreements with ECI in 2009 did not have a material impact on the revenues in the Russia Territory in 2009 as compared to what the revenues would have been had the Russia Agreements remained in effect. Beginning in 2007, in anticipation of a possible termination of the Russia Agreements, the Company began to gradually strengthen its own Russian sales and services capabilities. Effectively, the Company transitioned to managing the Russian market both under the Russia Agreements, as well as through its own steadily strengthening Russian sales team. In particular, for the year ended December 31, 2008, Sales management of the Russian Territory was covered by the Company under both the Russian agreements still in effect and under the Company’s own steadily increasing Russia sales efforts.

The Company believes that the decline in revenue in the Russian Territory was primarily attributable to the following

1.	A general worldwide economic downturn in late 2008 that caused a restrained spending across the majority of industry sectors, including the telecom carrier sector.

2.	Spending by telecommunications companies (the target market of the Company) decreased substantially in 2008 on a worldwide basis and the impact of the reduced spending was felt by virtually all telecom equipment vendor including the Company that provide products and services to this market.

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3.	The pronounced economic downturn in Russia (see Results of Operations, Comparison of Years ended December 31, 2008 and 2007, Revenue by Geography, page 27 of the Company’s Form 10-K “We recognized a lower revenue from Russia than in 2007 due to growing economic downturn in Russia.”).

4.	The natural and expected decline in the DCME revenues as this legacy product reached the end of its product life cycle. Revenues from DCME in the Russian Territory were $19.1 million in 2006, $6.2 million in 2007 and $1 million in 2008. The Company believes that DCME revenues have declined and will continue to decline in all territories as the sales of this legacy product reaches its end of life (see Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Overview page 24 from the Company’s Form 10-K: “Our business initially focused on the sale of DCME products and services. We expect DCME revenue to continue to decline over time . . .”; see also, Results of Operations, Comparison of Years ended December 31, 2008 and 2007, , page 27 of the Company’s Form 10-K “The decrease in revenues resulted from an anticipated decrease in DCME product revenues” and “The decrease in DCME product revenues was the result of the expected decline in the size of the overall DCME market and we expect the decline to continue over the foreseeable future as customers migrate from traditional voice networks, including DCME products, to IP products. At this late stage of the product life cycle of this legacy product, the rate of decline of DCME product revenues will vary from quarter to quarter. We still expect our DCME product sales to continue to decline over time, while there will be some periods where the DCME sales could be higher or lower than our expectations.”).

The contract with ECI for the manufacture and supply of the DCME product still exists and is operating effectively.

2.	We note in response to prior comment 2 where you indicate it is the company’s experience that the timing of when IP bookings or backlog convert into revenue can range from 3 months to 24 months and this highly dependent on circumstances out of the company’s control. While we acknowledge your concerns regarding the timing of when such bookings will ultimately contribute to your results of operations, to the extent that these bookings are firm commitment orders for sales of your products and services, we continue to believe you should provide the information required by Item 101(c)(1)(viii) of Regulation S-K and include, as necessary, an explanation regarding the variability in timing of when backlog is converted into revenue and its limitations as a quantitative predictor of trends in your future results of operations due to such variability. Further, it is not clear why management believes that bookings and backlog do not meet the definition of a firm commitment due to customer cancellations, as your response also indicates that such cancellations occur on an infrequent basis. Tell us whether all of your contracts provide for cancellation provisions and to the extent that such provisions are not included in your contracts, then explain further why you would not consider such contracts to be firm commitments pursuant to Item 101(c)(1)(viii)

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Veraz Networks believes that, for several reasons, a significant portion of bookings that comprise the Company’s ending balance of backlog orders are not firm under the requirements of Item 101(c)(1)(viii). A significant number of larger customer contracts, specifically allow the customer to modify or terminate a purchase order at any time prior to delivery. The Company does not, however, track its contractual terms in a manner sufficient to separate purchase orders from customers who have the right to terminate a purchase order prior to shipment and those customers that do not.

Further, the Company does not believe that orders from any customer (whether or not such customer has a termination right in their contract) constitute firm commitments. First, as noted in the Prior Letter response to Comment 2, booked items are sometimes, although infrequently, completely de-booked (e.g. negative bookings). In such cases, there is no modification or change to a booking, rather the booking is completely reversed. Second, the amount of a booking and/or the products to be purchased under a booking frequently change following the initial booking. The form of a booking (e.g. letter of intent, letter of commitment, purchase order, agreement, etc.) may alter substantially the changes or modifications that may be required to such booking. For example, Veraz may include as a booking a letter of intent or letter of commitment from a customer. Such letters of intent or letters of commitment generally do not contain sufficient details regarding the products and services to be purchased to constitute a firm commitment. Instead such letters of intent or letters of commitment evidence the intent of a customer to make future purchases within certain parameters which are unique to the given situation and customer. Similarly, bookings that are based on customer purchase orders or purchasing agreements may, in many cases, not be firm orders until additional discussion and analysis is completed. For example, a customer purchase order may indicate several gateways, or a Veraz ControlSwitch or services are being purchased, but the type of gateway (I-Gate 4000 Pro or I-Gate 4000 Edge), the exact configuration of the gateways (i.e. the number of ports, type of ports (TDP or IP ports and the configuration of the ports (DS3, STM1, etc.), the configuration of the Company’s softswitch; the amount of on-site training or other professional services required to install the products, the power supplies and cabling required are all often not defined at the time a purchase order is issued and considered a booking by Veraz Networks. As such, the Company believes that until such products or services are fully defined, the purchase order does not constitute a firm commitment. Finally, in most circumstances, the Company’s customers are significantly larger than Veraz Network and therefore able to exert substantial economic leverage over the Company. As a result of the economic disparity, the Company is generally in a position that all bookings are subject to additional negotiation until the products ordered have been delivered.

While Veraz Networks does not track bookings by category (letter of intent, letter of commitment, purchase order, etc.), it should be noted that on a quarterly basis de-bookings (negative bookings) may range from 0% to 20% or more of the total bookings for the quarter. It should be further noted that those bookings that comprise the ending balance of the backlog orders that are, in fact, firm commitments under the requirements of Item 101(c)(1)(viii) often also meet the definition of deferred revenue and thus are already disclosed by the Company in the deferred revenue account as reflected on the financial statements.

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For all these reasons, the Company believes that the actual bookings or backlog numbers do not constitute a firm commitment under the requirements of Item 101(c)(1)(viii). The Company will continue to carefully monitor its use of bookings to describe trends in the business and provide for the free exchange of all material facts that are relevant to the ongoing business operations. Additionally, the Company will review disclosures around deferred revenue and consider including additional discussion and analysis of the Company’s deferred revenue in its discussion and analysis of financial condition and results of operations.

Note 16 – SEC Investigation, page 62

3.	We note your response to prior comment 5 where you indicate that as part of the system of internal controls, the company requires all sales related personnel to certify quarterly compliance with your policies. Tell us whether you have any other controls in place besides this quarterly certification to monitor your sales in the Asia Pacific region and if so, please describe such controls. If not, then please explain further how you concluded that such a quarterly certification from your sales personnel provides sufficient controls. Also, aside from the $700,000 increase in allowance for doubtful accounts related to two customers in the Asian Pacific region, tell us what other impact, if any, the potential fraudulent activities of a certain non-management employee had on your financial statements.

Veraz has a variety of internal controls in place designed to prevent and/or detect fraud.

1.	As the Company noted in the Prior Letter response to comment 5, the Company required (and continues to require) all sales related personnel to provide written certification of their quarterly compliance with the Company’s policies.

2.	In 2008 the Company hired a new financial controller specifically for the Asia Pacific region. The controller, who reports into the Company’s finance organization, is located in Singapore and reviews all purchase orders and agreements from resellers and customers for the Asia Pacific region as they are being negotiated and drafted.

3.	All major customer transactions in all regions (including Asia Pacific region) are routinely reviewed for key terms and conditions such as payment terms, gross margin of the transaction, agent fees (if any) etc. In the event that such review indicates that there might be an unusual or extraordinary term or condition, such item will prompt an inquiry by the appropriate person (Asia Pacific Controller, Worldwide Financial Controller, General Counsel, etc) who will then make further queries as appropriate.

4.	The Company requires all new resellers and agents to provide information regarding ownership interests and past practices as part of a standard pre-engagement due diligence process. This application to become a reseller or agent is then screened by the Company’s legal and finance organizations as an additional check against potential fraud.

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5.	In June 2006, the Company adopted a Code of Conduct and Ethics and a Whistleblower policy and requires all employees globally to adhere to these policies. The Company’s whistleblower policy specifically provides “Each employee has a responsibility to promptly report any suspected misconduct, illegal activities or fraud, including any questionable accounting, internal accounting controls and auditing matters, or other violations of federal and state laws or of [our Code of Conduct and Ethics] in accordance with the provisions of this policy.”

6.	The Company has an ongoing and active program of training and educating all employees worldwide (including sales related personnel and particularly sales personnel in Asia Pacific) concerning the requirements of United States Foreign Corrupt Practices Act (“FCPA”), revenue recognition and the Company’s policies (including the Company Code of Conduct and Ethics, Policy Regarding Improper Influence of Foreign Officials, Whistleblower Policy etc.). Such program has been, and continues to be, periodically reviewed for relevance, strengthening and enhancement as appropriate. For example, during 2009, the Company’s general counsel provided training and a presentation to all sales personnel at the Company’s annual sales meetings. The Company expects to provide additional training at the 2010 sales meeting and during specific on-site training sessions in several of the Company’s offices.

For the avoidance of doubt, although the $700,000 increase in allowance for doubtful accounts related to two customers who, coincidentally, are located in the Asia Pacific region, it was not the result of potential fraudulent activities of the non-management employee. Rather, the increase was for the reasons set forth in the Prior Letter response to comment 4. While conducting an investigation of the potential fraudulent activities of the non-management employee in the Asia Pacific region cost the Company considerable expense, the potential fraudulent activities did not directly impact the Company’s financial statements. Please note that while the Company provided a reserve of $700,000 for allowance for doubtful accounts in the second Quarter of 2008, the Company continued to press these customers for collection of these overdue receivables and has subsequently collected virtually the entire $700,000.

4.	Your response also indicates that you made enhancements to your internal control procedures and polices relating to the quarterly certification of compliance sales personnel and required representations and warranties from resellers and agents. Please describe in detail the enhancements to your internal controls and explain further why you believe such changes did not materially affect, nor were they reasonably likely to materially affect, your internal controls over financial reporting.

The Company added the following enhancements to its controls. First, the Company added additional language to its quarterly certifications relating specifically to the FCPA. Previously,

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the quarterly certifications required of all sales personnel included a certification from the employee that “There have been no actual or promised kickbacks, bribes or inappropriate inducements, payments or other remuneration (either direct or indirect) to any parties.” Following the changes in internal controls, each sales employee is required to provide a written certification on a quarterly basis that:

•

I have read and understand Veraz’ Policy Regarding Improper Influence of Foreign Officials (the “Policy”) of which is available via the Company’s website and that I undertake to comply with the provisions of the Policy. I hereby represent that:

•

Except as disclosed below, I have not participated in, and am not aware of, any violation of the United States Foreign Corrupt Practices Act (“FCPA”) or the Policy by myself or any other employee, agent, individual, or entity acting on behalf of Veraz. I hereby represent, warrant, and covenant that:

•

I have not paid, offered, promised to pay (or authorized any payment or offer of) money or anything of value, directly or indirectly, to any foreign official in order to obtain or retain business, direct business to any person, receive an improper advantage, or to induce a foreign official to use his or her influence improperly to affect or influence any act or decision.

•

I am not aware of, and have no reason to believe that, any employee, agent, individual, or entity acting on behalf of Veraz has paid, offered, promised to pay (or authorized any payment or offer of) money or anything of value, directly or indirectly, to any foreign official in order to obtain or retain business, direct business to any person, receive an improper advantage, or to induce a foreign official to use his or her influence improperly to affect or influence any act or decision.

•

I shall not pay, offer, promise to pay (or authorize to pay or offer) money or anything of value, directly or indirectly, to any foreign official in order to obtain or retain business, direct business to any person, receive an improper advantage, or to induce a foreign official to use his or her influence improperly to affect or influence any act or decision.

•

Should I ever obtain information giving me reason to believe that any employee, agent, individual, or entity acting on behalf of Veraz may have engaged in conduct that violates the FCPA or the Policy, I undertake to report that information promptly to the Compliance Officer of the Company.

Second, as mentioned above in response to Comment 3, the Company instituted a pre-retention questionnaire and review process related to retaining sales agents, consultants, distributors. This process requires all new distributors, agents and resellers to provide information relating to the ownership interest in the firm, past history (including any alleged legal violations) and financial statements. Once the questionnaire is completed and all information provided, the responses and information is reviewed by the Company’s legal and finance departments prior to negotiating and signing.

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Third, as mentioned above in response to Comment 3, the Company had an active program of training and educating all sales related personnel (including the sales personnel in Asia Pacific) concerning Company Policies. The Company has enhanced this educational program by including training related to the Company’s newly adopted Policy Regarding Improper Influence of Foreign Officials. The ongoing and active program of training and education of the sales related personnel has been, and continues to be an important part of the internal controls of the Company.

While certain existing controls were reinforced or fortified, and the language change to the written certification by the sales related personnel is an enhancement to the internal controls matter and includes additional clarifications regarding the US Foreign Corrupt Practices Act, the Company does not believe that such reinforcements or changes materially impacted the Company’s internal controls. Further, the additional formal check of reviewing resellers and agents prior to executing agreements is an enhancement, but does not materially change the internal controls. The legal team reviewed and/or prepared agreements for all sales channel participants prior to them being executed and the finance team was provided copies of such signed agreements at the time they were executed.

The Company will continue to enhance its processes and may consider, in the future, material changes to its internal controls.

General

5.	As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking action with respect to the filing’ and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws or the United States.

Please find the Company’s statement below.

*  *  *  *  *

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In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions regarding this filing to the undersigned at (650) 843-5103.

Sincerely,

/s/ James F. Fulton, Jr.
James F. Fulton, Jr.

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